Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave, Inc. Receives Positive NASDAQ Listing Determination

Ottawa, Canada, June 7, 2017  — DragonWave Inc. (TSX/ NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced that on June 6, 2017, the Company was notified that the Nasdaq Hearings Panel (the “Panel”) has granted the Company’s request for continued listing on Nasdaq.

The Company’s continued listing on Nasdaq is subject to the Company’s achievement of certain interim milestones, and ultimately its compliance with the $2.5 million stockholders’ equity requirement by no later than October 17, 2017. The Company is diligently working to timely satisfy the terms of the Panel’s decision.

Trading of the Company’s securities under the symbol “DRWI” on the Toronto Stock Exchange, the Company’s primary listing will not be impacted by this decision.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements regarding DragonWave’s intent to present a plan for compliance, as well as growth opportunities and the potential benefits of, and demand for, DragonWave’s products. These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements. DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contact:	Investor Contact:
Nadine Kittle	Patrick Houston
Marketing Communications	CFO
DragonWave Inc.	DragonWave Inc.
nkittle@dragonwaveinc.com	investor@dragonwaveinc.com
Tel: +1-613-599-9991 ext 2262	Tel: +1-613-599-9991